SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 6, 2003

Benetton Group SpA:

LUIGI DE PUPPI WILL LEAVE HIS POSITION AS MANAGING DIRECTOR OF BENETTON GROUP

BENETTON: THE FAMILY TAKES A STEP BACK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 6, 2003

LUIGI DE PUPPI WILL LEAVE HIS POSITION AS MANAGING DIRECTOR OF BENETTON GROUP

Ponzano, 6th March 2003. Luigi De Puppi, Managing Director of Benetton Group, has announced the decision to leave his position in the company as of the next Annual Shareholders Meeting.

The decision was made following the successful conclusion of his mandate, as agreed with the principal shareholders of Benetton Group.

The restructuring process of the sports equipment sector and the programme for the sale of the relative businesses, have infact been completed. Nordica has been sold to the Tecnica Group, a binding preliminary agreement has been reached regarding Rollerblade and negotiations are underway which indicate the divestiture of Prince in the near future.

Benetton Group and its Chairman Luciano Benetton would like to express their most sincere thanks to Mr. De Puppi for his contribution and the important objectives reached.

BENETTON: THE FAMILY TAKES A STEP BACK

Ponzano, 6th March 2003: In a lengthy interview published today in Italian daily Corriere della Sera, Luciano Benetton sets out some decisions regarding Benetton Group.

In particular, Benetton's Chairman highlights the willingness of the Benetton Family to take a step back from the management of the company, a leader in the clothing sector, with the decisive strengthening of the managerial structure, coinciding with the arrival of a new Managing Director, to replace Luigi de Puppi, who will leave the position having reached his objectives.

"The responsibility of the managers has to be total. And I will go further, in Benetton Group, the step back by the family will directly correspond to the reinforcement of the managerial structure with the entry of new managers" states Luciano Benetton in the interview. He adds regarding the new Managing Director, that the "choice has been made, but this manager is currently concluding some important operations, so you will understand my reserve. This step will undoubtedly strengthen the company, which is moving into an important phase. Just think about the investments in the megastores, or the decision to produce quality clothing made in Italy and made in Europe."

Luciano Benetton, who will retain the position of Chairman of Benetton Group, states in the interview that his role will be one "almost of honorary Chairman, that is to say, not involved with the day-to-day, or even month-to-month, running of the company. My brothers and sister will also leave their roles to managers who have already been selected. We will just be shareholders. We have learned the lesson with Autogrill and Autostrade".

He continues, "... I mentioned Autostrade and Autogrill because these acquisitions enabled us to understand that we had to envisage a group in which the operative companies were capable of going it alone. The shareholders grouped in Edizione (the company which owns 50% of Autostrade, 57% of Autogrill and 69% of Benetton authors note), are in a position to guarantee development, general strategic options, and continuity, while at the same time the companies are perfectly autonomous and able expand."

Finally, Luciano Benetton underlines how, in 2002, the financial results of Benetton were strongly influenced by the devaluation of the sports brands assets, and without this the company would have realised a significant profit.

For further information: +39 0422 519036

www.benetton.com/press

www.benetton.com/investors